American Real Estate Income Fund

405 Park Avenue, 12th Floor

New York, NY 10022

May 14, 2013

Elizabeth G. Osterman

Associate Director

Division of Investment Management

Exemptive Applications Office

US Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	American Real Estate Income Fund, et. al. (File No. 812-14067) Form APP-WD: Request for Withdrawal of Application

Dear Ms. Osterman:

On August 8, 2012, American Real Estate Income Fund (f/k/a American Realty Capital Real Estate Income Fund), et. al. (the “Applicants”), filed an application for an order pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Section 17(a) of the Act; pursuant to Section 17(d) of the Act and Rule l7d-1 thereunder to permit certain joint transactions under Section 17(d) and Rule 17d-1 thereunder; pursuant to Section 12(d)(1)(J) of the Act for an exemption from Section 12(d)(1) of the Act; and pursuant to Sections 6(c) and 57(c) of the Act for an exemption from Section 57(a) of the Act (the “Application”).

The Applicants hereby respectfully request that the Application be withdrawn and that the Securities and Exchange Commission take no further action with respect thereto.

Should you have any questions, please do not hesitate to give me a call at (646) 861-7729.

Sincerely,

/s/ John H. Grady

John H. Grady

President

Cc:	Dalia Osmond Blass David P. Bartels David J. Marcinkus